Exhibit 99.1

Press Release

Update on extraintestinal pathogenic E. coli vaccine phase 3 clinical study

•	Independent interim analysis of the E.mbrace phase 3 study finds that the vaccine candidate didn’t demonstrate sufficient efficacy in preventing invasive E. coli disease
•	No safety signals related to the vaccine candidate were identified

Paris, February 13, 2025. A scheduled review of the E.mbrace phase 3 study (clinical trial identifier: NCT04899336) conducted by an independent data monitoring committee (IDMC) determined that Sanofi and Johnson & Johnson’s vaccine candidate for extraintestinal pathogenic E. coli was not sufficiently effective at preventing invasive E. coli disease (IED) compared to placebo. No safety signals related to the vaccine candidate were identified and, throughout the study, investigators ensured that participants who developed IED received prompt treatment and care. As a result of the IDMC’s determination, the E.mbrace study is being discontinued.

Jean-François Toussaint

Global Head of Research and Development Vaccines, Sanofi

“E. coli sepsis is a devastating disease and there are no preventative measures available to date. Driven by our ambition to transform the practice of medicine, we entered this ambitious although challenging field. We are disappointed to see that the vaccine was not associated with sufficient efficacy to support the trial continuation, and we will work tirelessly to understand the factors behind the IDMC’s finding and to share further analysis once available. We are grateful to the participants, families and healthcare professionals involved in this development program. While disappointed by this outcome, we remain steadfast in our commitment to drive innovation in R&D by developing first and best-in-class vaccines in areas of high unmet need.”

In October 2023, Sanofi entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company to develop and commercialize the vaccine candidate. Under the terms of the agreement, both parties agreed to co-fund current and future research and development costs. Sanofi paid $250 million in upfront and development milestones to be followed by commercial milestones.

The E.mbrace study is a randomized, double-blind, placebo-controlled, multicenter, interventional phase 3 study evaluating the efficacy, safety, and immunogenicity of a single dose of the vaccine candidate compared to a placebo in the prevention of IED, which includes sepsis and bacteremia (blood infections).

The study was initiated in June 2021 enrolling adults aged 60 years or older in stable health with a history of urinary tract infection in the past two years. The study was conducted at over 250 sites across five continents. Janssen Research & Development, LLC, is the trial sponsor and responsible party and will continue appropriate safety follow up for the currently enrolled participants.

Financial considerations

As a result of the discontinuation, Sanofi has recorded an impairment charge before tax of $250 million in the Q4 2024 IFRS results. This adjustment impacts negatively the full-year IFRS EPS reported in the Q4 2024 results press release on January 30, 2025, by €0.15 from €4.59 previously to €4.44 now. This adjustment will be included in Sanofi’s Form 20-F for 2024 to be filed with the US Securities and Exchange Commission. However, there is no impact to the business net income / business EPS remaining unchanged respectively at €8,912 million / €7.12 (non-IFRS). There is no change to the financial guidance for 2025.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Sanofi forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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